SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A
CNPJ (TAX ID) 02.558.074/0001-73 — NIRE (STATE ID) 35.3.001.587.9-2
Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S.A., HELD ON AUGUST 14, 2003.

1.     DATE, TIME AND PLACE: August 14, 2003, at 1 p.m., at Rua Abílio Soares no. 409, 15th floor, São Paulo, the meeting having been called as established in its Bylaws.

2.     PRESIDING OFFICERS: Eduardo Perestrelo Correia de Matos – Presiding Officer; Bruno Angelo Índio e Bartijotto – Secretary.

3.     INITIATION: The meeting began, in the presence of the undersigned Board Members, there being a quorum under the terms of the Bylaws.

4.     AGENDA AND RESOLUTIONS: Given the authorization granted by the Board of Directors in its July 10, 2003 meeting for the Company’s 1st issue (“Issue”), for public distribution, of a single series of 7,000 simple registered unsecured book entry debentures (“Debentures”), non-convertible into shares, each of which with a face value of R$100,000.00 (one hundred thousand reais), for a total of R$700,000,000.00 (seven hundred million reais) at the date of issue, the Board Members unanimously and unrestrictedly agreed to approve the final remuneration of said Debentures, as determined in the process of bookbuilding carried out on this date, as well as the alteration and amendment of item 4.2. (g) of the minutes of the extraordinary meeting of the Company’s Board of Directors held on July 10, 2003, which shall henceforth be read and come into effect as follows:

“(g)     REMUNERATION. For the first Period of Validity of the Remuneration (as defined below), the Debentures will be entitled to remuneration that will include remuneration interest, as from the Date of Issue, applicable to their unit face value and equal to the average rate of one-day interbank deposits, said rate being known as the “extra group overnight DI rate”, this being expressed as a percentage per year, on the basis of 252 days, as calculated and released by the CETIP (Financial Settlement and Depository Center for Securities) in the Daily Bulletin (Informativo Diário) that can be found on its web page (http://www.cetip.com.br) and in the domestic edition of the Gazeta Mercantil newspaper or, in the absence of the latter, in another newspaper with wide circulation (the “DI Rate”), with the exponential addition of a percent factor of 104.60% (“Remuneration”). The remuneration will be calculated exponentially and cumulatively, being prorated according to the number of business days elapsed, applicable to the unit face value of the Debentures as from the Date of Issue or the date on which the last Capitalization Period (as defined below) matured, as applicable, up to the date on which it is actually paid according to the formula that is to be included in the Debenture issue indenture.

Period of Validity of the Remuneration means the period during which the conditions of the Remuneration of the Debentures shall remain in force, it being established hereupon that the first Period of Validity of the Remuneration of the Debentures shall begin on the Date of Issue, and shall end on August 1, 2004.

Period of Capitalization means, with respect to the first Period of Capitalization, the time between and including the Date of Issue, in the case of the first Period of Capitalization, and the date immediately prior to the first date of payment of Remuneration. As for the other Periods of Capitalization, what applies is the time span between and including one date of payment of Remuneration and the date immediately prior to the subsequent date of payment of Remuneration.

5.     RATIFICATION. Other than as amended above, the Board Members hereby confirm and ratify all the other decisions made during the July 10, 2003 extraordinary meeting of the Company’s Board of Directors.

6.     CLOSURE OF THE MEETING: With no further matters to be dealt with, the meeting was adjourned and these minutes, having been drawn up, read and approved, are hereby signed by the Board Members present and by the Secretary and included in the appropriate book.

Signatures: Eduardo Perestrelo Correia de Matos – Presiding Officer; Bruno Angelo Indio e Bartijotto – Secretary. Board Members: Fernando Xavier Ferreira; Antonio Gonçalves Oliveira; and Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo represented by Mr. Fernando Xavier Ferreira; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes represented by Mr. Eduardo Perestrelo Correia de Matos.

It is hereby declared for all lawful purposes that the present document is a true copy of the minutes drawn up and included in the appropriate Book and that it is currently undergoing registration at the Trade Board (Junta Comercial) of the State of São Paulo, as per submission receipt no. 467005/03-5.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.